

January 3, 2012

<u>Via E-Mail</u>
Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re: Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed November 15, 2011**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2011 and September 30, 2011**
> **Filed August 15, 2011 and November 14, 2011**
> **File No. 333-108715**

Dear Mr. Zhang:

   We have reviewed your response and amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2010</u>

<u>Item 9A. Controls and Procedures</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 32</u>

1. We note your response to our prior comments 5 and 6. It appears to us that those primarily responsible for the preparation of your books and records and financial statements (i.e., your Chief Financial Officer and Financial Manager), do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in

the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and their U.S. GAAP work experience is limited. Further, your employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have extensive knowledge of and professional experience with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting at December 31, 2010 would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures at December 31, 2010.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 30

2. We have reviewed your response to our prior comment 7. The fact that you hired a consultant to assist you for only 50 hours since April 2011 does not alleviate our concerns about your ability to prepare financial statements in accordance with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness in your internal control over financial reporting and thus your disclosure controls and procedures would not be effective. Please revise your conclusion on your disclosure controls and procedures and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

3. We note your response to our prior comment 8, noting that you hired the head of your internal audit department. It appears to us that this individual does not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that this individual does not hold a license such as Certified Public Accountant in the U.S., has not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and her U.S. GAAP work experience is limited. Further, your employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have extensive knowledge of and professional experience with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a

material weakness in your internal control over financial reporting and thus your disclosure controls and procedures at September 30, 2011 would not be effective. Please revise your conclusion on disclosure controls and procedures and explain in detail in your amendment that you have an accounting department and internal audit department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.

Change in Internal Control Over Financial Reporting, page 31

4. It appears that your disclosure here that there has been no change in your internal control over financial reporting during the last fiscal quarter is inconsistent with your response to our prior comment 8. Your response specifically states that in August 2011, you hired the head of your internal audit department to review and evaluate the reliability, effectiveness and integrity of your internal control systems and assist you in ensuring the reliability of your financial statements.   Please clarify or revise.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant